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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            U.S. Homecare Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   911819 10 0
                                 (CUSIP Number)

                                December 30, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP No. 911819 10 0

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

             John W. Gildea

2   Check the Appropriate Box If a Member of a Group (See Instructions)

                                a. [ ]
                                b. [x]

3   SEC Use Only

4   Citizenship or Place of Organization

             United States

                5  Sole Voting Power
  Number of                0
   Shares
Beneficially    6  Shared Voting Power
  Owned By                 0
    Each
  Reporting     7  Sole Dispositive Power
   Person                  0
    With
                8  Shared Dispositive Power
                           0

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                      0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                [ ]

11  Percent of Class Represented By Amount in Row 9

                      0.0%

12  Type of Reporting Person (See Instructions)

             IN

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                                  SCHEDULE 13G

CUSIP No. 911819 10 0

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

             Network Fund III, Ltd.

2   Check the Appropriate Box If a Member of a Group (See Instructions)

                                a. [ ]
                                b. [x]

3   SEC Use Only

4   Citizenship or Place of Organization

             Cayman Islands

                5  Sole Voting Power
  Number of                0
   Shares
Beneficially    6  Shared Voting Power
  Owned By                 0
    Each
  Reporting     7  Sole Dispositive Power
   Person                  0
    With
                8  Shared Dispositive Power
                           0

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                      0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                [ ]

11  Percent of Class Represented By Amount in Row 9

                      0.0%

12  Type of Reporting Person (See Instructions)

             CO

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     This Amendment No. 1 to the Schedule 13G (the "Schedule 13G") that was filed with the Securities and Exchange Commission on June 23, 1998 on behalf of Mr. John W. Gildea and Network Fund III, Ltd. (the "Reporting Persons") in respect of their beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of U.S. Homecare Corporation (the "Company") represents the final amendment of the Schedule 13G by the Reporting Persons. On December 20, 1998, the Reporting Persons sold all of their shares of Common Stock of the Company in a series of open market transactions, thus reducing their beneficial ownership of Common Stock of the Company to zero.

Item 1.

     (a) Name of Persons Filing

         John W. Gildea
         Network Fund III, Ltd.

     (b) Address of Principal Business Office or, if none, Residence

         John W. Gildea
         115 East Putnam Avenue
         Greenwich, Connecticut 06830

         Network Fund III, Ltd.
         P.O. Box 219
         Butterfield House
         Grand Cayman, Cayman Islands B.W.I.

     (c) Citizenship

         John W. Gildea - United States
         Network Fund III, Ltd. - Cayman Islands

     (d) Title of Class of Securities

         Common Stock, par value $.01 per share

     (e) CUSIP Number

         911819 10 0

Item 2. Ownership (at January 21, 1999)

     (a) Amount Beneficially Owned.

         John W. Gildea - 0
         Network Fund III, Ltd. - 0

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     (b) Percent of Class

         John W. Gildea - 0.0%
         Network Fund III, Ltd. - 0.0%

     (c) Number of shares as to which such person has:

           i) sole power to vote or to direct the vote

              John W. Gildea - 0
              Network Fund III, Ltd. - 0

          ii) shared power to vote or to direct the vote

              John W. Gildea - 0
              Network Fund III, Ltd. - 0

         iii) sole power to dispose or to direct the disposition of

              John W. Gildea - 0
              Network Fund III, Ltd. - 0

          iv) shared power to dispose or to direct the disposition of

              John W. Gildea - 0
              Network Fund III, Ltd. - 0

Item 3. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 21, 1999
                                             Date

                                       /s/ John W. Gildea
                                       John W. Gildea

                                       NETWORK FUND III, LTD.

                                       By: GILDEA MANAGEMENT COMPANY
                                           Investment Advisor

                                       By: /s/ John W. Gildea
                                       Name: John W. Gildea
                                       Title: President

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